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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69129

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**

                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **OTCex, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

608 5TH AVENUE, SUITE 602

(No. and Street)

NEW YORK	**NY**	**10020**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEITH GEORGE	**212-668-8700**	KGEORGE@ACISECURE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MAZARS USA LLP

(Name – if individual, state last, first, and middle name)

60 CROSSWAYS PARK DRIVE WEST SUITE 301	**WOODBURY**	**NY**	**11797**
(Address)	(City)	(State)	(Zip Code)

October 8, 2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER DOYLE _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OTCex, LLC _____, as of DECEMBER 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SCOTT J. CAGGAINELLO
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2023

Signature: _____

Title: _____
CCO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OTCex, LLC
A Wholly Owned Subsidiary of OTCex S.A.
(A LIMITED LIABILITY COMPANY)

Financial Statements and Supplementary
Schedules and Report of Independent
Registered Public Accounting Firm
Filed Pursuant to 17(a)-5(e)(3)

As of and for the year ended December 31, 2021

OTCex, LLC
A Wholly Owned Subsidiary of OTCex S.A.
(A LIMITED LIABILITY COMPANY)

Table of Contents



Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the Member of OTCex, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of OTCex, LLC, (the "Company"), as of December 31, 2021, and the related statements of operations, changes in member's equity, changes in subordinated loan, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information included the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and CFTC Regulation 1.17 Under the Commodity Exchange Act, the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of OTCex, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and CFTC Regulation 1.10(d)(2) under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Mazars USA LLP

Woodbury, NY
March 21, 2022

OTCex, LLC
A Wholly Owned Subsidiary of OTCex S.A.
(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	9,291,565
Clearing firm deposits		353,628
Commissions receivable		6,417,022
Foreign tax receivable		3,477,852
Prepaid expenses and security deposits		135,311
Employee loans		209,000
Right of use asset		493,063
Deferred tax asset		588,362
TOTAL ASSETS	$	20,965,803

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$	1,476,425
Due to member		288,637
Due to affiliate		596,006
Due to clearing firms		2,971,032
Accrued bonuses		4,105,640
Lease liability		511,530
Subordinated loan		500,000
TOTAL LIABILITIES		10,449,270
MEMBER'S EQUITY		10,516,533
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	20,965,803

The accompanying notes are an integral part
of these financial statements.


OTCex, LLC
A Wholly Owned Subsidiary of OTCex S.A.
(A LIMITED LIABILITY COMPANY)
Statement of Operations
For the Year Ended December 31, 2021


REVENUES

Commission income	$ 28,673,322
Other income	67,128
Total revenues	28,740,450

OPERATING EXPENSES

Salaries, bonuses and related costs	11,501,674
Administrative expense sharing	5,804,457
Clearance charges and commission expense	2,292,817
Professional fees	2,139,836
Management fees	2,013,240
Office and other	135,104
Market data expense	564,769
Rent	551,929
Travel and entertainment	418,246
Communications	234,238
Interest and bank charges	145,239
Regulatory fees	72,805
Insurance	52,963
Bad debt expense	550,000
Depreciation and Amortization	15,385
Total expenses	26,492,702

INCOME BEFORE PROVISION FOR INCOME TAXES	2,247,748
Provision for income taxes	557,474
NET INCOME	$ 1,690,274


The accompanying notes are an integral part
of these financial statements.



OTCex, LLC
A Wholly Owned Subsidiary of OTCex S.A.
(A LIMITED LIABILITY COMPANY)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021


MEMBER'S EQUITY, Beginning of Period	$	6,826,259
Contributions		2,000,000
Net income		1,690,274
MEMBER'S EQUITY, End of Period	$	10,516,533



OTCex, LLC
A Wholly Owned Subsidiary of OTCex S.A.
(A LIMITED LIABILITY COMPANY)
Statement of Changes in Subordinated Loan
For the Year Ended December 31, 2021

BALANCE, Beginning of Year	$	500,000
Activity during the year ended December 31, 2021		-
BALANCE, End of Year	$	500,000

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC
A Wholly Owned Subsidiary of OTCex S.A.
(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
For the Year Ended December 31, 2021

OPERATING ACTIVITIES:	
Net income	$ 1,690,274
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization expense	15,385
Bad debt expense	550,000
Deferred taxes	461,638
Changes in operating assets and liabilities:	
Increase in commissions receivable	(2,465,975)
Increase in foreign tax receivable	(21,975)
Decrease in prepaid expenses and security deposits	23,394
Increase in employee loans	(209,000)
Decrease in right-of-use asset	229,074
Increase in accounts payable, accrued expenses and other liabilities	874,346
Increase in due to member	133,802
Increase in due to affiliate	61,905
Increase in due to clearing firms	165,244
Increase in accrued bonuses	335,264
Decrease in lease liability	(226,364)
Decrease in tax liability	(1,295,016)
Net cash provided by operating activities	321,996
Financing Activities	
Contributions	2,000,000
Net cash provided by financing activities	2,000,000
NET INCREASE IN CASH	2,321,996
CASH AT BEGINNING OF PERIOD	6,969,569
CASH AT END OF PERIOD	$ 9,291,565
Supplemental Cash Flow Information	
Cash paid during the year for income taxes	$ 1,300,016
Cash paid during the year for interest	$ 117,796

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC
A Wholly Owned Subsidiary of OTCex S.A.
(A LIMITED LIABILITY COMPANY)
Notes to Financial Statements
For the Year Ended December 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

OTCex LLC (the "Company") was organized as a limited liability company under the laws of the State of New York. The Company is wholly owned by OTCex S.A. (the "Member"). In December 2013, the Company became an introducing broker registered with the Commodity and Futures Trading Commission ("CFTC"). The Company executes various swap and futures contracts for its clients solely on an agency and/or give-up basis. On September 10, 2014, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The liability of the Member for the losses, debts and obligations of the Company is generally limited to its capital contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - For the purpose of the statement of cash flows, the Company considers all cash on hand and cash accounts not subject to withdrawal restrictions or penalties to be cash.

Concentration of credit risk - The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. At December 31, 2021, the Company held $8,791,565 in excess of secured limits. The Company has not experienced any losses in such accounts and management believes it is not subject to any significant credit risk on its cash.

Commissions receivable - Commissions receivable are uncollateralized and due under normal trade terms, generally requiring payment within 90 days from the invoice date. Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment under the current expected credit loss model based on historical experience with clients, credit quality, age of balances and current and future economic conditions that may impact the Company's expectation of collectability.

Clearing firms deposits - The Company, per the terms of its clearing agreements, is required to maintain restricted security deposits with its clearing brokers. Such deposit amounts are refundable to the Company upon termination of the agreements.

Property and equipment – Property and equipment are recorded at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. Depreciation is provided on the straight-line basis over the expected useful life of the asset (5 - 7 years). Leasehold improvements are amortized over the term of the lease. At December 31, 2021, the Company's property and equipment was fully depreciated with minimal residual value.

Revenue recognition - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Other income is primarily related to interest income, rental sublease income, promotion, sales, marketing, and advisory services. The Company believes that the performance obligation is satisfied over time, as the services are performed.

Income Taxes - The Company is a limited liability company, taxed as a C Corporation, under the U.S. Internal Revenue Code.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company files its income tax return in the U.S. Federal jurisdiction and in the state and city of New York. The Company remains subject to tax examinations by all authorities for all tax returns filed after the 2018 tax year.

The Company recognizes current tax assets and liabilities for Federal, state and local income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company applies the provisions of Account Standards Codification ("ASC 740") 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, FASB and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information thereof.

Management has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended December 31, 2021 in its major jurisdictions, and has determined whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, management has determined the major tax jurisdictions to be where the Company is organized and where the Company does business; however, no reserves for uncertain tax positions were required to have been recorded as a result of the application of ASC 740 for the year ended December 31, 2021. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on going analyses of and changes to the tax laws, regulations and interpretations thereof.

The Company recognized interest and penalties, if any, as interest expenses on the statement of operations.

3. INCOME TAXES

At December 31, 2021, the Company has recognized a deferred tax asset of $588,362 primarily for net operating loss carryforwards of approximately $1,360,000, which are available to offset future taxable income. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will be realized. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projected future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of substantially all of these deductible differences and therefore concluded that no valuation allowance was necessary. A material change in future taxable income would lead management to reassess the need for a valuation allowance.

At December 31, 2021, the provision for income taxes consisted of the following:

Current:		
Federal	$	56,107
State and local		39,729
		95,836
Deferred:		
Federal	$	253,713
State and local		207,925
		461,638
Total	$	557,474

3. INCOME TAXES (continued)

The following reconciles the Company's effective tax rate from the U.S. Federal statutory tax rate to such amount for the year ended December 31, 2021:

Federal statutory tax rate	21%
Permanent tax differences	0%
State and local income tax (net of effect on federal income tax)	18%
Effective tax rate	39%

4. SUBORDINATED LIABILITIES

Subordinated liabilities as of December 31, 2021 include the following:

Subordinated loan, 3% due September 23, 2022	$500,000

The subordinated loan is with the Member and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest is accrued at an amount of $1,250 per month or $15,000 per year and was paid prior to December 31, 2021. The subordinated loan provides for automatic annual extensions, unless otherwise specified by the Member in writing thirteen months prior to the maturity date.

5. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), and the National Futures Association (NFA) Rule 7001, which require that the Company maintain a minimum net capital of $250,000, under the alternative method. On December 31, 2021, the Company had net capital of $3,397,497, which was $3,147,497 in excess of its required net capital of $250,000. The Company is exempt from the reserve requirements of 15c-3-3 since it does not carry customer funds or margin accounts. It does not hold funds or securities for, or owe money or securities to, customers.

In October 2020 one of the Company's brokers placed certain trades, which were believed to be riskless principal transactions. The transactions resulted in proprietary positions, which caused various capital violations. One of these transactions also resulted in a large foreign tax receivable of approximately $3,500,000, which resulted in a net capital deficiency. The Company notified FINRA of the capital deficiencies on December 22, 2020 and January 25, 2021. The Company later filed an amended notification on January 28, 2021 to revise the January 25, 2021 notification as to the date the deficiencies existed, which spanned from November 3, 2020 through January 22, 2021. The notification indicated that the deficiency was remediated through a contribution of capital from the Member in the amount of $1,500,000 on January 22, 2021.

6. OFF BALANCE SHEET RISK

The responsibility for reporting, clearing and settling various securities and commodity interest transactions (collectively "Transactions") executed by the Company on behalf of its clients rests with the client (if self-clearing), client's clearing broker, Swap Execution Facility ("SEF") and/or exchange, as applicable. Off balance sheet risk exists with respect to such Transactions in the event of a trade execution error on the part of the Company. The Company may be responsible for reimbursing the client for any losses incurred as a result of such trade error. As of the fiscal year ending on December 31, 2021, the Company had not been notified by any clients, SEFs, exchanges and/or clearing brokers, as applicable, of any such trade errors, nor was the Company otherwise aware of any potential losses regarding any Transactions executed for its clients. Generally, the Company is not counterparty to any Transactions and does not act as principal to any such Transactions, except as disclosed in Note 5 to the financial statements.

7.   SIGNIFICANT CUSTOMERS

Commission income from one customer amounted to 15% of commission income for the year ended December 31, 2021. Receivables from three customers accounted for 40% of the accounts receivable balance as of December 31, 2021.

8.   RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate. Under this agreement, the Company incurs administrative sharing expenses equal to 50% of futures gross revenues earned by the Company from the affiliates' overseas locations. For the year ended December 31, 2021, administrative sharing expenses incurred under the expense sharing agreement amounted to $5,804,457. The Company also incurs a fee of 126,180 EUR per month payable to the Member for management efforts, which totaled $2,013,240 for the year ended December 31, 2021. The total due to the affiliate for administrative fees as of December 31, 2021 was $596,006. The total due to the Member for management fees as of December 31, 2021 was $288,637.

9.   401K SAVINGS PLAN

Effective 2015, the Company adopted a qualified 401K Plan (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the period. The Plan contributions are 100% vested at all times. The Company incurred an expense for employer contributions of $79,206 during the year ended December 31, 2021 which was included in salaries, bonuses and related costs on the accompanying statement of operations.

10.   DUE FROM CLEARING BROKERS

The Company clears all securities transactions through clearing firms. The Company considers the amounts due from its clearing firms to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

11.   COMMITMENTS AND CONTINGENCIES

As of December 31, 2021, the Company is reporting a right of use asset in the amount of $493,063, which is offset by a lease liability in the amount of $511,530. There is no impact to the Company's net capital, as the right of use asset is allowable to the extent there is an offsetting lease obligation. The weighted average remaining lease term is 2 years. The weighted average discount rate is 5%. Imputed interest as of December 31, 2021 is $38,270.

Leases - The Company leases office space. Rent expense for the year ended December 31, 2021 totals $551,929. Future minimum rental payments under non-cancellable operating leases are as follows:

Fiscal Year ending December 31:	Amount
2022	273,125
2023	278,975
Total	$ 552,100

Sublease - In June 2020, the Company entered into a two year sublease agreement to rent a portion of its office space for $60,000 a year. The Company earned sublease income of $60,000 for the year ended December 31, 2021 and received an additional $10,000 from the sublessee, representing a security deposit of $5,000 plus the last month's rent of $5,000. This is considered deferred rent and is included in accounts payable, accrued expenses, and other liabilities in the Statement of Financial Condition.   Future minimum rental receipts under the sublease agreement are as follows:

Fiscal Year ending December 31:	Amount
2022	30,000
Total	$ 30,000

12.   EMPLOYEE ADVANCE

The Company issued a series of advances to one of its employees between 2016 and 2020, for which there are loan agreements totaling approximately $1,400,000. As of December 31, 2021, the employee repaid approximately $1,300,000 of this advance through his net paychecks. The gross employee advance as of December 31, 2021 was $84,240. As of December 31, 2021 the Company owed the same employee $84,240 in accrued bonus. Therefore, the offsetting receivable and payable were netted, such that employee advances and accrued bonuses were both reduced by $84,240.

The Company recorded a loss for bad debt expense of $550,000 related to an advance to a former employee, who was terminated in January 2021. This amount is reported separately on the accompanying statement of operations.

13.   FOREIGN TAX RECEIVABLE

The Company is owed approximately 4,338,000 CAD from the Canada Revenue Agency as a result of a withholding tax assessed on the proceeds of a trade facilitated on November 2, 2020. The trade resulted in a debit in the firm's RBC clearing account, offset by the CAD tax refund receivable. The Company submitted a refund claim in December 2020 and expects to receive payment during 2022. Receipt of the tax refund will increase the Company's net capital by approximately $3,500,000. At December 31, 2021, the Company owes RBC $2,971,032 representing the difference between the debit balance in the CAD account of $3,429,585 and commissions receivable of $458,553. RBC has demanded payment, which has not yet been satisfied by the Company.

14.   SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

OTCex, LLC
A Wholly Owned Subsidiary of OTCex S.A.
(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and CFTC 1.17
As of December 31, 2021

MEMBER'S EQUITY	
	$ 10,516,533
ADDITIONS AND/OR CREDITS:	
Liabilities subordinated	500,000
Addback for broker payable on non-allowable receivables	3,208,511
TOTAL CAPITAL & ALLOWABLE SUBORDINATED LIABILITIES	14,225,044
DEDUCTIONS AND/OR CHARGES:	
Commissions receivable	(6,417,022)
Foreign tax receivable	(3,477,852)
Prepaid expenses and security deposits	(135,311)
Employee loans	(209,000)
Deferred tax asset	(588,362)
	(10,827,547)
NET CAPITAL	$ 3,397,497
Minimum Statutory Net Capital Required, Alternative Method	$ 250,000
Excess net capital (net capital deficiency)	$ 3,147,497

There are no material differences between the preceding
computation and the Company's corresponding unaudited Part IIA of
Form X-17A-5 as of December 31, 2021.

OTCex, LLC
A Wholly Owned Subsidiary of OTCex S.A.
(A LIMITED LIABILITY COMPANY)
Other Information
For the Year Ended December 31, 2021

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security
Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934
pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds.



Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the Member of OTCex, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) OTCex, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which OTCex, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(ii) (the "exemption provisions") and (2) OTCex, LLC stated that OTCex, LLC met the identified exemption provisions throughout the most recent fiscal period without exception. OTCex, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OTCex, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mazars USA LLP

Woodbury, NY
March 21, 2022

OTCex, LLC
(A LIMITED LIABILITY COMPANY)

Exemption Report

OTCex, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provisions of 17 C.F.R § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R § 240.15c3-3(k)(2)(ii) throughout the period January 1, 2021 to December 31, 2021 without exception.

I, Peter Doyle, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Name: Peter Doyle
Title: CCO
Date: 3/21/2022



Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm
On Internal Control Required by CFTC Regulation 1.16

To the Board of Directors of the Member of OTCex, LLC

In planning and performing our audit of the financial statements of OTCex, LLC (the "Company") as of and for the year ended December 31, 2021, in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry the accounts of its customers, we did not review the practices and procedures followed by the Company in making the following:

1.   The daily computations of the segregation requirements of Section 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder; and the segregation of funds based on such computations.

2.   The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. CFTC Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies and therefore, material weaknesses or significant deficiencies may exist that were not identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

mazars

We consider the following deficiencies in the Company's internal control to be material weaknesses:

The Company reported various net capital deficiencies through January 22, 2021. The deficiencies were caused by a trader engaging in proprietary trading in violation of the Company's approved authorizations. The Company's internal controls did not prevent these net capital violations or detect them on a timely basis. The above items indicate that the Company needs to augment their financial reporting processes and supervisory procedures to ensure that a net capital violation does not recur.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we identified the following condition that we consider to be a material inadequacy.

As discussed above, the Company reported various net capital deficiencies through January 22, 2021. The Company's internal controls did not prevent these net capital violations or detect them on a timely basis. The net capital violations indicate that the Company needs to augment their practices and procedures to ensure that a net capital violation does not recur.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, except for the matter described above that we consider to be a material inadequacy, were adequate at March 21, 2022, to meet the CFTC's objectives.

This communication is intended solely for the information and use of management, others within the organization, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Mazars USA LLP

Woodbury, NY
March 21, 2022